To the Board of Directors and Shareholders of
Meganet Corporation
Las Vegas, Nevada

We consent to the use in this Amendment No. 5 to the Registration Statement on Form S-1 of Meganet Corporation of our report dated August 12, 2011, which includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern, relating to our audits of the financial statements for the years ended March 31, 2011 and 2010, and to the reference to our firm under the caption “Experts” and to all other references to our firm which are included in the Prospectus, and are part of this Registration Statement.

/s/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
April 24, 2012